April 5, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Amendment 1 to Registration Statement on Form S-1
Filed March 21, 2017
File No. 333-216404

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2017, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-216404, filed with the Commission on March 21, 2017 (the “Registration Statement”).

Additionally, attached as Annex A hereto, we have included disclosure of certain of our preliminary first quarter financial results that we intend to include in our next public filing, Amendment No. 2 to the Registration Statement on Form S-1 (“Filing No. 3”) under “Summary—Recent Developments.”

We are providing both the response below as well as the text of our proposed preliminary first quarter financial results in advance of Filing No. 3 to expedite the review process in advance of marketing. In addition, we will submit in a separate correspondence filing pricing information that we would include in the prospectus for marketing purposes. We will advise you in advance of our submission of pricing information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Notes to Consolidated Financial Statements

Note 17 — Segment Information, page F-36

1.                                      Please revise to provide disclosure of revenue for each of your products and services (e.g., by service line). Refer to FASB ASC 280-10-50-40.

RESPONSE:                            We acknowledge the Staff’s comment and propose to revise the Registration Statement to provide additional disclosure regarding revenue for each group of similar products and services. Please see below for our proposed additional disclosure to page F-37 of Filing No. 3. After evaluation of the nature of the services we offer within our water solutions segment, we have determined that we have three categories of similar services, and that our accommodations and rentals segment and wellsite completion and construction services segment each represent a single category of similar services for purposes of disclosures pursuant to ASC 280-10-50-40. Our analysis by segment is as follows:

Water solutions — Our water solutions segment consists of a number of different service lines that include both pre-frac and post-frac service offerings. Many of these service lines are commingled or interrelated at the wellsite. We have determined that we have three categories of similar services, as further outlined below.

1.              Water sourcing and transfer — Water sourcing and transfer services are primarily pre-frac services and include the sourcing of fresh, brackish and effluent water for our customers and the related transfer of such water to containment locations on or off our customer’s wellsite through temporary or permanent pipeline infrastructure for use on the wellsite. Throughout the pre-frac sourcing and transfer process, we also provide services related to logistics of water management, including water monitoring and water recycling and treatment of water utilized in or produced in connection with drilling, completion and production activities. Given the interrelated nature of all of the pre-frac services described above, we consider these pre-frac services a single category of similar services for purposes of ASC 280-10-50-40.

2.              Well testing and flowback — Well testing and flowback services are post-frac services that are critical to the completion and initial production phase of a well. These services are offered separate and distinct from our water sourcing and transfer and fluid hauling and disposal services.

3.              Fluid hauling and disposal — Fluid hauling and disposal services are post-frac services that assist our customers with the transport of the initial flowback fluids as well as the produced water generated over the life of a well to storage or disposal locations and include our owned and operated salt water disposal wells. These services are offered separate and distinct from our water sourcing and transfer and well testing and flowback services.

Accommodations and rentals — Our accommodations and rentals segment consists of two service lines, accommodations and rentals. As our rentals service line provides support rental equipment related to facilities provided within our accommodations service line, we consider these service offerings to be interrelated and therefore a single category of similar services for purposes of ASC 280-10-50-40.

Wellsite completion and construction services — Our wellsite completion and construction services segment consists of three service lines: crane and logistics services, construction services, and field services. All three of these service lines are primarily focused on providing site preparation and construction services in major unconventional shale plays in the continental U.S, which we believe represent a single category of similar services for purposes of ASC 280-10-50-40.

Further, these three service lines, in total, constituted 11.2% of our consolidated annual revenue for the year ended December 31, 2016 and we do not believe that further disaggregation of revenues attributed to individual service lines would be material to investors or meaningfully enhance the disclosures included in our consolidated financial statements.

Consistent with the analysis presented above, we would propose including the following tabular information on page F-37 of Filing No. 3.

Revenue by groups of similar products and services are as follows:

	For the year ended December 31,
	2016	2015
	(in thousands)
Water sourcing and transfer(1)	$144,659	$230,354
Well testing and flowback	37,582	75,820
Fluid hauling and disposal	59,214	121,322
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133
	$302,399	$535,577

(1) Includes water sourcing, water transfer, containment, water monitoring and water treatment and recycling services.

*                                         *                                         *                                         *                                         *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John D. Schmitz
Name:	John D. Schmitz
Title:	Chairman and Chief Executive Officer

Enclosures

cc:                                David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.

Annex A

Preliminary Estimate of Selected First Quarter 2017 Financial Results

Although our results of operations as of and for the three months ended March 31, 2017 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that revenue will be within a range of $97.8 million to $100.0 million for the three months ended March 31, 2017, as compared to $78.8 million for the same period in 2016.  This increase is primarily attributable to an increase in drilling and completions activity as a result of an improved commodity price environment in the first quarter of 2017 as compared to the first quarter of 2016.

Based on currently available information, we also estimate that our net loss will be within a range of $13.4 million to $12.1 million for the three months ended March 31, 2017, as compared to a net loss of $25.8 million for the same period in 2016.  The improved results are primarily attributable to the factors discussed above, partially offset by lease abandonment costs.

In addition, we estimate that Adjusted EBITDA will be within a range of $13.2 million to $14.5 million for the three months ended March 31, 2017, as compared to $5.7 million for the same period in 2016.  The increase primarily relates to increases in revenues during the first quarter of 2017 as compared to the first quarter of 2016, as discussed above, partially offset by increases in our cost of revenue.

We have prepared these estimates on a materially consistent basis with the financial information presented elsewhere in this prospectus and in good faith based upon our internal reporting as of and for the three months ended March 31, 2017.  These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change as we complete our financial results for the three months ended March 31, 2017.  We are in the process of completing our customary quarterly close and review procedures as of and for the three months ended March 31, 2017, and there can be no assurance that our final results for this period will not differ from these estimates.  During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended March 31, 2017, we may identify items that could cause our final reported results to be materially different from the preliminary financial estimates presented herein are set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  In addition, these preliminary estimates for the three months ended March 31, 2017 are not necessarily indicative of the results to be achieved for the remainder of 2017 or any future period.  Our consolidated financial statements and related notes as of and for the three months ended March 31, 2017 are not expected to be filed with the SEC until after this offering is completed.  In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm.  Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information.

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP.  We define EBITDA as net income, plus taxes, interest expense and depreciation and amortization.  We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures.

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that we believe are useful to external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items that impact the comparability of financial results from period to period. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for the three months ended March 31, 2017 (estimated) and 2016 (actual):

	Quarter Ended March 31,
	2017		2016
	Low	High	Actual
		(in thousands)
Revenue	$97,755	$100,040	$78,839
Net Loss	$(13,440)	$(12,140)	$(25,793)
Interest Expense	729	729	3,367
Tax Expense	28	28	309
Depreciation & Amortization	21,661	21,661	26,776
EBITDA	$8,978	$10,278	$4,659
Non-Recurring Severance	—	—	396
Lease Abandonment Costs	3,000	3,000	—
Non-Cash Equity Incentive	643	643	309
Non-Recurring Acquisition Costs & Other	591	591	365
Adjusted EBITDA	$13,212	$14,512	$5,729